Exhibit 99.1

INX MANAGEMENT JOINED BY FORMER PLAYTECH CMO

AND M1 FINANCE COMPLIANCE OFFICER

Industry experts Itai Avneri and Jon Rios join the team to lead the launch of regulated digital assets trading platform

New York, January 11, 2021 -- INX Limited, the blockchain-based platform for trading digital securities and cryptocurrencies in accordance with SEC, FINRA and EU regulations, announced the appointment of Itai Avneri as Chief Operating Officer (COO) and Jon Rios as Chief Compliance Officer (CCO).

Itai Avneri brings over 20 years of executive management experience into his new role as COO. His commercial work spans a variety of technology companies, including Playtech Group-CMO and CEO of the Israel office, COO of anyoption and CEO of invest.com in Israel, where he spearheaded the shift to cryptocurrency. Avneri has led the launch of multiple financial services and products in Europe and South Africa among other regulated jurisdictions. He designed and built advanced information systems with specializations in trading, BI & CRM solutions, marketing and KYC automation as well as payments and integration hubs. His in-depth knowledge and hands-on experience on all aspects of online business (B2B & B2C), marketing, technology and finance will play a key role at INX Limited.

Emiliano “Jon” Rios joins INX as its Chief Compliance Officer. Mr. Rios has almost 17 years of leadership and compliance experience across multiple segments of the financial services industry, from traditional banking and wealth management to FinTech startups. His experience includes leading compliance at Anchorage, the premier digital asset custodian for institutions and Wealthfront, the top robo-advisor and financial planning service. Most recently, Mr. Rios served as Chief Compliance Officer at M1 Finance. He previously held investment compliance and supervision roles at Charles Schwab, BMO Harris, and Ziegler. As a member of the executive team, Rios will lead compliance efforts throughout the organization, including establishing policies and procedures, supervision structures, operations and controls, regulatory relationships, and risk management.

Shy Datika, Co-Founder and President of INX Limited, commented on the new appointments. “Both Itai and Jon bring with them decades of experience and leadership that will benefit INX tremendously as we continue to grow into unprecedented territory.”

For more information on INX Limited, please visit the website www.inx.co and follow the platform on Telegram, Reddit, Instagram, Facebook, Twitter, YouTube or LinkedIn.

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Press Contact:

Pistol x Stamen

Denise Weaver

dweaver@pistolandstamen.com

310-721-6710

About INX:

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and an innovative regulatory approach.